EXHIBIT 99.1

Skylight Health Announces Closing of Public Offering of 275,000 Shares of Series A Cumulative Redeemable Perpetual Preferred Stock

TORONTO, Dec. 07, 2021 (GLOBE NEWSWIRE) -- Skylight Health Group Inc. (NASDAQ:SLHG; TSXV: SLHG) (“Skylight Health” or the “Company”), a multi-state primary care management group in the United States, today announced the closing of its previously announced underwritten registered offering of 275,000 9.25% Series A Cumulative Redeemable Perpetual Preferred Shares (the “Series A Preferred Shares”) at a price to the public of US$21 per share for gross proceeds of US$5,775,000 before deducting for underwriter’s fees and offering expenses; proceeds from the offering will be used towards working capital, corporate related activities, and capital for future mergers & acquisitions. The shares of Series A Preferred Stock trade on the Nasdaq Capital Market under the symbol "SLHGP."

The Benchmark Company, LLC acted as Sole Book Running Manager for the Offering.

The Series A Preferred Shares were offered under the Company’s shelf registration statement on Form F-10, declared effective by the United States Securities and Exchange Commission (the “SEC”) (the “Registration Statement”), and the Company’s existing Canadian amended and restated short form base shelf prospectus (the “Base Shelf Prospectus”) dated October 4, 2021. The prospectus supplement relating to the Offering (together with the Base Shelf Prospectus and the Registration Statement) has been filed with the securities commission in British Columbia, Alberta, Manitoba and Ontario and with the SEC in the United States.

No securities regulatory authority has either approved or disapproved of the contents of this press release. This press release is for information purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. A final prospectus supplement and an accompanying prospectus relating to the offering has been filed with the SEC and is available on the SEC's website at www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus relating to the offering may also be obtained from The Benchmark Company, LLC, Attn: Prospectus Department, 150 E. 58th Street, 17th floor, New York, NY 10155 or by calling 212-312-6700 or by emailing prospectus@benchmarkcompany.com.

About Skylight Health Group

Skylight Health Group (NASDAQ:SLHG;TSXV:SLHG) is a healthcare services and technology company, working to positively impact patient health outcomes. The Company operates a US multi-state primary care health network comprised of physical practices providing a range of services from primary care, sub-specialty, allied health, and laboratory/diagnostic testing. The Company is focused on helping small and independent practices shift from a traditional fee-for-service (FFS) model to value-based care (VBC) through tools including proprietary technology, data analytics and infrastructure. In an FFS model, payors (commercial and government insurers) reimburse on an encounter-based approach. This puts a focus on volume of patients per day. In a VBC model, the providers offer care that is aimed at keeping patients healthy and minimize unnecessary health expenditures that are not proven to maintain the patient’s well-being. This places an emphasis on quality over volume. VBC will lead to improved patient outcomes, reduced cost of delivery and drive stronger financial performance from existing practices.

Forward Looking Statements

This press release may include predictions, estimates or other information that might be considered forward-looking within the meaning of applicable securities laws. While these forward-looking statements represent our current judgments, they are subject to risks and uncertainties that could cause actual results to differ materially. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our opinions only as of the date of this release. Please keep in mind that we are not obligating ourselves to revise or publicly release the results of any revision to these forward-looking statements in light of new information or future events. When used herein, words such as "look forward," "believe," "continue," "building," or variations of such words and similar expressions are intended to identify forward-looking statements. Factors that could cause actual results to differ materially from those contemplated in any forward-looking statements made by us herein are often discussed in filings we make with the Canadian and United States securities regulators, including the Securities and Exchange Commission, available at: www.sec.gov, and Canadian Securities Administrators, available at www.sedar.com, and on our website, at skylighthealthgroup.com.

For more information, please visit our website or contact:

Investor Relations:
Jackie Kelly
investors@skylighthealthgroup.com
416-301-2949

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.